BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

April 2, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	FDCTech, Inc. (formerly Forex Development Corporation) (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on November 22, 2017
File No. 333-221726

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s comment letter dated February 16, 2018 (“Comment Letter”). We have also, revised the Registration Statement in accordance with oral comments received on February 20, 2018 from Mr. Bernard Nolan and have updated the financial statements by including audited financial statements for the year ended December 31, 2017, together with Notes thereto.

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1. In accordance with your comment we have added disclosure on pages 16 and 36 regarding the Registrant’s cryptocurrency-related solutions and other explanatory information in requested by Sub-paragraphs 1.a. and 1.b.

Description of Business

Employees, page 20

2. In accordance with your comment we have added disclosure regarding Mr. Firoz’s time commitments to the Company and to outside activities.

3. In accordance with your comment we have described the only arrangements that we currently have with the Company’s officers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

4. In accordance with your comment we have added disclosure related to where the Company’s revenues are generated and related information.

5. Liquidity and Capital Resources, page 23

6. In accordance with your comment we have revised the Registrant’s expected expenditures, including $150,000 for software to be approximately $400,000 over the next 12 months.

Interests of Named Experts and Counsel, page 29

7. In accordance with your comment we have added disclosure regarding the shares of the Company’s common stock owned by William B. Barnett.

Confidential Treatment

We have also filed with the Secretary of the SEC an application for confidential treatment under Rule 24b-2 for Exhibits 10-10 and 10-11 included in the Amendment No. 3 to Form S-1.

We believe that we have responded to all your comments both written and oral, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. I. Firoz, CFO